UNITED STATES	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
hours per response........11
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Boise Inc.

(formerly known as Aldabra 2 Acquisition Corp.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01408A202 (Common Stock)

(CUSIP Number)

Boise Cascade Holdings, L.L.C. 1111 W. Jefferson St., Suite 300 Boise, Idaho 83728 Attention: General Counsel (208) 384-6161	Madison Dearborn Partners, L.L.C. Three First National Plaza Suite 4600 Chicago, Illinois 60602 Attention: Mark Tresnowski, General Counsel (312) 895-1000

COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01408A202

1	Names of Reporting Persons Boise Cascade Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power None

	9	Sole Dispositive Power None

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person None

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 01408A202

1	Names of Reporting Persons Forest Products Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power None

	9	Sole Dispositive Power None

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person None

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons Madison Dearborn Capital Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power None

	9	Sole Dispositive Power None

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person None

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons Madison Dearborn Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power None

	9	Sole Dispositive Power None

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person None

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) PN

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission on March 3, 2008, and as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the SEC on March 2, 2009, Amendment No. 2 to Schedule 13D filed with the SEC on August 13, 2009, Amendment No. 3 to Schedule 13D filed with the SEC on November 12, 2009, Amendment No. 4 to Schedule 13D filed with the SEC on November 24, 2009, Amendment No. 5 to Schedule 13D filed with the SEC on December 15, 2009, and Amendment No. 6 to Schedule 13D filed with the SEC on March 1, 2010 (collectively, the “Schedule 13D”) by the Reporting Persons named therein is hereby further amended and supplemented by this Amendment No. 7 to Schedule 13D (the “Amendment”).  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

Item 1.	Security and Issuer.
The response set forth in Item 1 of the Schedule 13D is hereby incorporated by reference.

Item 2.	Identity and Background.
The response set forth in Item 2 of the Schedule 13D is hereby incorporated by reference.

Item 3.	Source and Amount of Funds or Other Consideration.
The response set forth in Item 3 of the Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 3, 2010, BCH sold an aggregate of 4,635,418 shares of Common Stock at a price of $4.85 per share to Goldman Sachs & Co. (“Goldman”).  In connection with such transaction, BCH terminated a trading plan that it had entered into with Goldman on December 14, 2009.  BCH paid Goldman customary brokerage fees in connection with such sale.

Item 5.	Interest in Securities of the Issuer.
The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:
(a)-(b) None of BCH, FPH, MDCP IV or MDP IV beneficially owns any shares of Common Stock.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.  The filing of this Schedule 13D/A by BCH, FPH, MDCP IV and MDP IV shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the Shares.

(c)                                  Other than the sales of Common Stock described in Item 4 herein, the Reporting Persons have effected sales for an additional 600,000 shares of Common Stock since the most recent filing of the Reporting Persons on Schedule 13D.  Set forth below is a summary of the terms of the sales of Common Stock referenced in this Item 5(c):

Date of Sale	Number of Shares	Average Price Per Share
03/01/2010	300,000	$4.87
03/02/2010	300,000	$4.95

(d)                                 To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e) As disclosed above, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on March 3, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The description of BCH’s agreement with respect to the sale of a portion of the shares of Common Stock of the Company held by it described in Item 4 of this Schedule 13D/A is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A—Schedule 13D Joint Filing Agreement*

Exhibit B—Investor Rights Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the Commission on February 28, 2008)

Exhibit C—Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14A filed with the Commission on February 1, 2008)

Exhibit D—Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-K filed with the Commission on November 18, 2009)

* Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons on March 3, 2008.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2010

Boise Cascade Holdings, L.L.C.

	By:	/s/ David G. Gadda
	Name:	David G. Gadda
	Its:	Vice President and General Counsel

Forest Products Holdings, L.L.C.

	By:	/s/ David G. Gadda
	Name:	David G. Gadda
	Its:	Vice President and General Counsel

Madison Dearborn Capital Partners IV, L.P.

	By:	Madison Dearborn Partners IV, L.P.
	Its:	General Partner

	By:	Madison Dearborn Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Thomas S. Souleles
	Name:	Thomas S. Souleles
	Its:	Managing Director

Madison Dearborn Partners IV, L.P.

	By:	Madison Dearborn Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Thomas S. Souleles
	Name:	Thomas S. Souleles
	Its:	Managing Director